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1933 Act/ Rule 461

March 8, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455
Post-Effective Amendment No. 47 to the
Registration Statement on Form N-1A (the “Registration Statement”)

To the Commission Staff:

The undersigned hereby request that effectiveness of the above-captioned Registration Statement be accelerated to March 15, 2011.

VIRTUS OPPORTUNITIES TRUST

By	/s/ George R. Aylward
George R. Aylward
President

VP DISTRIBUTORS, INC.

By	/s/ Michael A. Angerthal
Michael A. Angerthal
Senior Vice President

Securities distributed by VP Distributors, Inc.